

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2020

Anthony Poon
Chief Executive Officer
ALE Group Holding Ltd
Unit 1005, 10/F, Tower A, New Mandarin Plaza,
14 Science Museum Road,
Tsim Sha Tsui, Hong Kong

> **Re: ALE Group Holding Ltd**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed September 28, 2020**
> **File No. 333-239225**

Dear Mr. Poon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2020 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed September 28, 2020

Note 5: Accounts Receivable, net, page F-20

1. We note in your response to prior comment 4 that you state it is probable you will collect substantially all of the consideration to which you would be entitled for services rendered. We also note that as of March 31, 2020, over 40% of your outstanding accounts receivable balance has been reserved in the allowance for doubtful accounts. In light of the above, please tell us:
   • the percentage of revenue generated in each of the years ended March 31, 2020 and March 31, 2019 that has been collected;
   • the period the collection was received;

- the percentage of revenue generated in the years ended March 31, 2020 and March 31, 2019 that was deemed uncollectible; and
- the period the uncollectible amounts were written off.

2. We note per your response to prior comment 4 that the company received payments for 69% of the outstanding balance overdue from 183 days to 273 days and 71% of the outstanding balance overdue from 274 days to 364 days. Please tell us whether you expect to receive the remaining amounts owed. Additionally, tell us whether you continue to provide services to these customers, and to other customers who have overdue outstanding balances.

   You may contact Aamira Chaudhry at (202) 551-3389 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joan Wu